
10013653

2010 ANNUAL REPORT

1975


PISMO COAST VILLAGE RV RESORT

2011

36 Years of Quality Recreation

Pismo Coast Village, Inc.

165 South Dolliver Street, Pismo Beach, CA 93449
1-888-RV-BEACH
www.pismocoastvillage.com
rv@pismocoastvillage.com

TABLE OF CONTENTS

PRESIDENT'S ANNUAL REPORT

by Jerald Pettibone

As we move into our 36th year, Pismo Coast Village RV Resort continues to be the place to be in your RV. Our occupancy this year, though not as great as last year, proves this to be true. We were down 1.4% for the year, but we were still able to maintain the quality Resort you all know.

The primary capital improvement this year was the development and opening of 19 acres for RV storage. While substantial in scope, this investment will allow the storage program to grow and absorb existing storage units currently on leased property. The benefit of RV storage to the Company is indisputable as it creates revenue and enhances site occupancy.

Capital improvements for the coming winter are on schedule to include road paving and campsite upgrades. Please be aware there may be temporary inconveniences during this period and your patience is appreciated while we work to better our resort for shareholders and our general public guests.

Our staff again has performed in its usual professional style. Where you have a village with its own water department, public works, recreation department, electrical department and others, it is sometimes difficult to please everyone, but our staff does its best to make the resort a favorite destination for all. Our staff continues to fulfill their duties and maintain harmony. Our thanks to all of them.

Your Board also did an excellent job this year, as usual. We only had four missed meeting days out of a possible 108 for the year. A record that many Fortune 500 companies would relish, and outstanding when considering that our directors volunteer their services to the company.

Last, but not least, our shareholders were able to enjoy the Resort and the atmosphere that only Pismo Coast Village can offer; thanks for all their support.

OFFICERS
BOARD OF DIRECTORS



JERALD PETTIBONE
President



GLENN HICKMAN
Executive Vice President



PISMO COAST VILLAGE RV RESORT



KURT BRITTAIN
Vice President - Secretary



JACK WILLIAMS
Vice President - Finance
Chief Financial Officer



RONALD NUNLIST
Vice President - Operations

DIRECTORS
BOARD OF DIRECTORS


Louis Benedict


Harry Buchaklian


Rodney Enns


Douglas Eudaly


William Fischer


Wayne Hardesty


R. Elaine Harris


PISMO COAST VILLAGE RV RESORT


Dennis Hearne


Terris Hughes


Garry Nelson


George Pappi, Jr.


Dwight Plumley


Gary Willems

MANAGEMENT STAFF



JAY JAMISON
Chief Executive Officer/
General Manager/
Asst. Corp. Secretary

JAY JAMISON has been employed by the Company since June 1997 as General Manager and serves as Assistant Corporate Secretary. In March 2007, the Board changed his title to Chief Executive Officer/General Manager. He has a B.S. degree in Agricultural Management from Cal Poly San Luis Obispo, graduating in 1976. Mr. Jamison was raised on his family's guest ranch, Rancho Oso, in Santa Barbara County, which included a recreational vehicle park, resident summer camp, equestrian facilities and numerous resort amenities. He worked on the ranch throughout his childhood and after college. The family business was sold in 1983, at which time Mr. Jamison was hired by Thousand Trails, Inc., a private membership resort, as a Resort Operations Manager. His last ten years at Thousand Trails were spent managing a 200-acre, 518-site, full-service resort near Hollister, California. He also managed Thousand Trails resorts in Acton and Idyllwild in Southern California. Prior to his employment with the Company, Mr. Jamison was a General Manager with Skycrest Enterprises in Redding and managed Sugarloaf Marina and Resort on Lake Shasta in Northern California between January 1995 and June 1997. He is a member of the Resort and Commercial Recreation Association and is also a member of the American Quarter Horse Association. Mr. Jamison was appointed to and has served as a commissioner on the Pismo Beach Conference and Visitors Bureau since February 1998, including serving as Chair from August 1999 until February 2009. At the National Association of RV Parks and Campground's Annual Convention in November 1999, Mr. Jamison was appointed to the ARVC Board of Directors representing the ten western states. At the 2001 Annual Convention, he was elected Treasurer of the National Association, a position he held until he termed out December 2005. In June of 2002, Mr. Jamison was installed as a Director on the Board for the San Luis Obispo County Chapter of the American Red Cross, and served as Board Chairman from June 2006 until July 2008; he still remains on the Board. In February 2006, Mr. Jamison was elected to serve as a commissioner on the California Travel and Tourism Commission, which markets California to potential domestic and international visitors, a position he still holds.

CHARLES AMIAN has held the position of Operations/Guest Services Manager since June 1995. He began his career with PCV in June 1984 in the Maintenance Department, and has held various positions within the company, including Reservations Supervisor and Store Supervisor. At the California Association of RV Parks and Campgrounds Annual Convention in March 2001, he was elected Board President and served two successful terms. At the 2002 National Association of RV Parks and Campground's Annual Convention, he was appointed to chair the State President's meeting. Mr. Amian served ten years on the CalARVC Board of Directors and is a Past President. He is a lifetime-designated Certified Park Operator. He served two years as Chair of the Board of Trustees of Rec Pac (a California Recreation Political Action Committee formed to help protect, preserve, and further recreation interests in California), and is currently serving a thirteenth term as a trustee.



CHARLES AMIAN
Operations Manager/
Guest Services Manager

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain information included herein contains statements that may be considered forward-looking statements, such as statements relating to anticipated expenses, capital spending and financing sources. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made herein. These risks and uncertainties include, but are not limited to, those relating to competitive industry conditions, California tourism and weather conditions, dependence on existing management, leverage and debt service, the regulation of the recreational vehicle industry, domestic or global economic conditions and changes in federal or state tax laws or the administration of such laws.

OVERVIEW

Pismo Coast Village, Inc. operates as a 400 space recreational vehicle resort. The Corporation includes additional business operations to provide its users with a full range of services expected of a recreational resort. These services include a store, video arcade, Laundromat, recreational vehicle repair, RV parts shop and an RV storage operation.

The Corporation is authorized to issue 1,800 shares, of one class, all with equal voting rights and all being without par value. Transfers of shares are restricted by Company bylaws. One such restriction is that transferees must acquire shares with intent to hold the same for the purpose of enjoying camping rights and other benefits to which a shareholder is entitled. Each share of stock is intended to provide the shareholder with the opportunity for 45 nights of free site use per year. However, if the Corporation is unable to generate sufficient funds from the public, the Company may be required to charge shareholders for services.

Management is charged with the task of developing sufficient funds to operate the Resort through site sales to general public guests by allocating a minimum of 175 sites to general public use and allocating a maximum of 225 sites for shareholder free use. The other service centers are expected to generate sufficient revenue to support themselves and/or produce a profit.

The Company continues to promote and depend upon recreational vehicle camping as the primary source of revenue. The rental of campsites to the general public provides income to cover expenses, complete capital improvements, and allow shareholders up to forty-five free nights camping annually. Additional revenues come from RV storage and spotting, RV service and repair, on-site convenience store, and other ancillary activities such as laundromat, arcade, and bike rental.

The Company has been fortunate not to have significant impact due to the current economy. The RVing public actively seeks accommodations on the Central Coast despite volatile fuel prices and personal financial uncertainties. RVing offers an affordable outdoor recreational experience, and the Company provides quality facilities and services in a highly popular location. Site occupancy for fiscal year 2010 was down slightly due to weather and impact of economy related issues. Occupancy projections look equal to last year at the beginning of fiscal year 2011. Revenues from ancillary operations such as the General Store, arcade, and bike rental, with the exception of RV service and laundromat, are flat to slightly down at year end. Management feels any significant revenue downturn is directly related to the economy, and this trend will continue well into fiscal year 2011.

RV storage continues to provide a significant portion of the Company's revenue. RV storage provides numerous benefits to the customer including: no stress of towing, no need to own a tow vehicle, use of RV by multiple family members, and convenience.

After years with no debt, the Board of Directors approved expansion of the RV storage program and understood this investment would require substantial financing. Management has made it a high priority to affect timely construction and successful marketing in order to maximize return on this investment.

Ongoing investment in resort improvements has assured resort guests and shareholders a top quality, up-to-date facility. This quality and pride of ownership was evident when the National Association of RV Parks and Campgrounds Park of the Year was awarded to the resort for 2007-08. In addition, in 2008 the resort was the only industry rated "A" park in California for customer satisfaction based on internet visitor surveys collected nationally by Guest Reviews.

The Company's commitment to quality, value, and enjoyment, is underscored by the business's success due to word of mouth and referrals from guests. In addition, investment for online marketing, ads in the two leading national directories, and trade magazine advertising formulates most of the business marketing plan.

CURRENT OPERATING PLANS

The Board of Directors continues its previously established policy by adopting a stringent conservative budget for fiscal year 2011, which projects a positive cash flow of approximately $1,126,938 from operations. This projection is based on paid site occupancy remaining even with fiscal year 2010 and receiving new storage customers at a moderate rate. While the Company projects a positive cash flow, this cannot be assured for fiscal year 2011.

FINANCIAL CONDITION

The business of the Company is seasonal and is concentrated on prime days of the year which are defined as follows: President's Day Weekend, Easter week, Memorial Day Weekend, summer vacation months, Labor Day, Thanksgiving Weekend, and Christmas vacation. There are no known trends which affect business or affect revenue.

The Company develops its income from two sources: (a) Resort Operations, consisting of revenues generated from RV site rentals, from RV storage space operations, and from lease revenues from Laundromat and arcade operations by third party lessees; and (b) Retail Operations, consisting of revenues from general store operations and from RV parts and service operations.

The Company has arranged a $500,000 line of credit that is currently not drawn on. Besides the financing referenced in the previous paragraph, the Company has no other liabilities to creditors other than current accounts payable arising from its normal day-to-day operations and advance Resort rental reservation deposits, none of which are in arrears.

LIQUIDITY

The Company's policy is to use its ability to generate operating cash flow to meet its expected future needs for internal growth. The Company has continued to maintain sufficient cash so as to not require the use of a short-term line of credit during the off-season period, and the Company expects to be able to do so (although no assurance of continued cash flow can be given).

Net cash provided by operating activities totaled $789,041 in 2010, compared to $1,257,629 in 2009, due to decreased net income, increased depreciation, decrease in deferred income tax, and decrease in prepaid income taxes.

During fiscal year 2010, cash investments of $605,563 included developing twenty acres into RV storage, a new trailer towing truck, and hardware for upgrading the resort's Wi-fi system. During fiscal year 2009, cash investments of $884,275 included upgrading 51 campsites, renovating the pool facility, upgrading the switchgear for incoming electric, and road paving. As of September 30, 2010, the Company carried a debt of $4,636,645 as a result of acquiring the three RV storage properties.

With the possibility of requiring additional funds for planned capital improvements and the winter season, the Company maintains a $500,000 Line of Credit to insure funds will be available if required. In anticipation of future large projects, the Board of Directors has instructed management to build operational cash balances.

Fiscal year 2010's current ratio (current assets to current liabilities) of 1.58 increased from fiscal year 2009's current ratio of 1.51. The increase in current ratio is the result of an increase in cash and cash equivalents, and a decrease in accounts payable and accrued liabilities, a decrease in accrued salaries and vacations, and a decrease in income taxes payable.

Working Capital increased to $727,896 at the end of fiscal year 2010, compared with $665,001 at year end fiscal year 2009. This increase is primarily a result of increased cash and cash equivalents, and a decrease in accounts payable.

CAPITAL RESOURCES AND PLANNED EXPENDITURES

The Company plans capital expenditures up to $526,000 in fiscal year 2011 to further enhance the Resort facilities and services. This would include site renovation for 27 sites, road paving on the resort, and a two-door freezer in the General Store. Funding for these projects is expected to be from normal operating cash flows and, if necessary, supplemented with outside financing. These capital expenditures are expected to increase the Resort's value to its shareholders and the general public.

RESULTS OF OPERATIONS

YEAR TO YEAR COMPARISON

Revenue: Operating revenue, interest and other income decreased below the prior fiscal year ended September 30, 2009, by $51,210, or 0.87%.

REVENUE BY SEGMENT

	2010	2009
OCCUPANCY		
% of Shareholder Site Use	23.3%	23.8%
% of Paid Site Rental	50.4%	52.0%
% Total Site Occupancy	74.6%	75.8%
% of Storage Rental	64.0%	99.0%
Average Paid Site	$47.06	$45.54
RESORT OPERATIONS		
Site Rental	$3,461,780	$3,459,464
Storage Operations	1,107,730	1,149,407
Support Operations	128,982	147,719
Total	4,698,492	4,756,590
RETAIL OPERATIONS		
Store	620,206	682,038
RV Repair/Parts Store	425,937	421,904
Total	1,046,143	1,103,942
INTEREST INCOME	17,787	14,898
OTHER INCOME	60,534	-
TOTAL REVENUE	$5,822,956	$5,875,430

Occupancy rates on the previous table are calculated based on the quantity occupied as compared to the total sites available for occupancy (i.e., total occupied to number of total available). Average paid site is based on site revenue and paid sites. Resort support operations include revenues received from the arcade, Laundromat, recreational activities, and other less significant sources.

2010 COMPARED WITH 2009

Resort operations income decreased $40,312, or 0.85%, primarily due to RV storage and spotting activity decreasing $42,110, or 3.6%, below the previous year. While paid site occupancy was down 3.2%, site revenue was up 0.07% due to rate increases.

The decrease in RV storage activity is a reflection of decreased shareholder and general public occupancy and the impact on trailer spotting. RV Storage revenue was down due to restructuring the storage lots and the loss of storage customers due to the economy. Occupancy projections for site rental and RV storage continue to look flat well into 2011.

Retail operations income decreased $57,798, or 5.2%, due to a $61,832, or 9.0%, decrease in the General Store business. Additionally, the RV Service operation increased $4,033, or 0.95%, above the previous year. Management feels this decrease in retail activity is a reflection on the current economy and resort visitors are more selective on purchases. In an effort to maximize revenue, management continues to stock more appropriate items, more effectively merchandise, and pay greater attention to customer service.

Interest and Other Income increased $64,687, or 474%, above the previous year as a result of selling a small parcel of storage property after a lot line adjustment, and interest on increasing cash and cash equivalents. Reserves are maintained in preparation for capital expenditure projects to improve the Resort's facilities and services.

Operating Expenses increased $72,498, or 1.9%, as a result of employee insurance benefits, workers' compensation, property taxes, vehicle expense, and utilities. Due to increasing medical and workers' compensation insurance expense, management reduced labor 2.8% below the previous year by initiating a wage freeze affecting all employees.

Maintaining a conservative approach, most expense items were managed well below Plan and in many categories below the previous year. The Board of Directors has directed management to continue maintenance projects as needed to provide a first class resort for campers using recreational vehicles.

Interest Expense decreased from $264,511 in fiscal year 2009 to $261,122 in 2010. This 1.3% decrease was due to interest adjustments on financing the RV storage properties.

Income before provision for income taxes of $947,019, a 11.7% decrease below last year, is reflective of the Company's decrease in resort operations and retail operations income, increase in operating expenses, and increased depreciation.

Net income of $513,393 for fiscal year 2010 shows a decrease of $79,092, or 13.3%, below a net income of $592,485 the previous year. This decrease in net income is a reflection of decreased income, and increased operating expenses including depreciation.

INFLATION has not had a significant impact on our profit position. The Company has increased rates which have more than compensated for the rate of inflation.

FUTURE OPERATING RESULTS could be unfavorably impacted to the extent that changing prices result in lower discretionary income for customers and/or increased transportation costs to the Resort. In addition, increasing prices affects operations and liquidity by raising the replacement cost of property and equipment

FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS:
A number of factors, many of which are common to the lodging industry and beyond our control, could affect our business, including the following:

* increased gas prices;

* increased competition from other resorts in our market;

* increases in operating costs due to inflation, labor costs, workers' compensation and healthcare related costs, utility costs, insurance and unanticipated costs such as acts of nature and their consequences and other factors that may not be offset by increased rates;

* changes in interest rates and in the availability, cost and terms of debt financing;

* changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

* adverse effects of market conditions, which may diminish the desire for leisure travel; and

* adverse effects of a downturn in the leisure industry.

The leisure and travel business is seasonal and seasonal variations in revenue at our resort can be expected to cause quarterly fluctuations in our revenue.

Our revenue is generally highest in the third and fourth quarters. Quarterly revenue also may be harmed by events beyond our control, such as extreme weather conditions, terrorist attacks or alerts, contagious diseases, economic factors and other considerations affecting travel. To the extent that cash flow from operations is insufficient during any quarter due to temporary or seasonal fluctuations in revenue, we have to rely on our short-term line of credit for operations.

In the recent past, events beyond our control, including an economic slowdown and terrorism, harmed the operating performance of the leisure industry generally, and if these or similar events occur again, our operating and financial results may be harmed by declines in average daily rates or occupancy.

Carrying our outstanding debt may harm our business and financial results by:

* requiring us to use a substantial portion of our funds from operations to make required payments on principal and interest, which will reduce the amount of cash available to us for our operations and capital expenditures, future business opportunities and other purposes;

* making us more vulnerable to economic and industry downturns and reducing our flexibility in responding to changing business and economic conditions;

* limiting our ability to borrow more money for operations, capital expenditures or to finance acquisitions in the future; and

* requiring us to sell one or more properties, possibly on disadvantageous terms, in order to make required payments of interest and principal.

Our resort has a need for ongoing renovations and potentially significant capital expenditures in connection with improvements, and the costs of such renovations or improvements may exceed our expectations.

Occupancy and the rates we are able to charge are often affected by the maintenance and capital improvements at a resort, especially in the event that the maintenance of improvements are not completed on schedule, or if the improvements result in the closure of the General Store or a significant number of sites. The costs of capital expenditures we need to make could harm our financial condition and reduce amounts available for operations. These capital improvements may also give rise to additional risks including:

* construction cost overruns and delays;

* a possible shortage of available cash to fund capital improvements and the related possibility that financing of these expenditures may not be available to us on favorable terms;

* uncertainties as to market demand or a loss of market demand after capital improvements have begun;

* disruption in service and site availability causing reduced demand, occupancy, and rates; and

* possible environmental issues.

We rely on our executive officers, the loss of whom could significantly harm our business.

Our continued success will depend to a significant extent on the efforts and abilities of our C.E.O. and General Manager, Jay Jamison. Mr. Jamison is important to our business and strategy and to the extent that were he to depart and is not replaced with an experienced substitute, Mr. Jamison's departure could harm our operations, financial condition and operating results.

Uninsured and underinsured losses could harm our financial condition, and results of operations.

Various types of catastrophic issues, such as losses due to wars, terrorist acts, earthquakes, floods, pollution or environmental matters, generally are either uninsurable or not economically insurable, or may be subject to insurance coverage limitations, such as large deductibles or co-payments. Our resort is located on the coast of California, which has been historically at greater risk to certain acts of nature (such as severe storms, fires and earthquakes).

In the event of a catastrophic loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost properties. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in the resort, as well as the anticipated future revenue from the resort. In that event, we might nevertheless remain obligated for any notes payable or other financial obligations related to the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate the resort after it has been damaged or destroyed. Under these circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property.

MARKET FOR COMMON STOCK

Common stock of the Corporation is not listed through an exchange or quoted on NASDAQ or any other national quotation system. While Pismo Coast Investments, a licensed broker/dealer located at 165 South Dolliver Street, Pismo Beach, California 93449, assists shareholders by processing trades and occasionally taking positions in the Company's stock for its own account, that firm does not technically make a market in the stock, as that term is commonly understood in the securities industry. Thus, there is no true "public market" for the stock of the Company. However, through the last fiscal year the sales prices of transactions informally reported to the Company ranged from a low selling price of $25,000 to a high selling price of $32,500, with an average selling price of $28,339.28. Stock trades are reported to the Company through the licensed broker/dealer or private parties processing transfers as appropriate. The Board must act to approve all trades, which if approved, are then forwarded to the official transfer agent. No dividends were paid on common stock for fiscal year 2010.

(a.) The approximate number of holders of the Company's common stock on September 30, 2010 was 1,551.

(b.) The Company has paid no dividends since it was organized in 1975, and although there is no legal restriction impairing the right of the Company to pay dividends, the Company does not intend to pay dividends in the foreseeable future. The Company selects to invest its available working capital to enhance the facilities at the Resort.

(c.) The Company renewed a lease agreement with Ms. Jeanne Sousa, a California Corporations Licensed Broker, for the lease of a 200-square foot building at the Resort from which she conducts sales activities in the Company's stock. The term of the lease is for three years commencing on January 1, 2011, and ending on December 31, 2013. Continued renewal is expected without significant impact. Termination or cancellation may be made by either Lessor or Lessee by giving the other party sixty (60) days written notice.

Effective July 30, 2007, Computershare Trust Company, N.A. ("Computershare") has served as the transfer agent and registrar for the Company. The contact information for Computershare is as follows:

For Standard U. S. Postal Mail	For Overnight/Express Delivery
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
P O Box 43070	250 Royall Street
Providence RI 02940-3070	Canton MA 02021

Telephone and Fax		Website
Toll free	1-800-962-4284	www.computershare.com
Telephone	1-303-262-0600	
Fax	1-303-262-0700	

Shareholders wishing to receive a copy of the Corporation's Annual Report to the Securities Exchange Commission on Form 10-K may do so, without charge, by writing to Jay Jamison, Chief Executive Officer/General Manager, at the Corporate address listed on the cover of this report.

DIRECTORS AND OFFICERS OF THE CORPORATION

LOUIS BENEDICT, Director. Retired.

KURT BRITTAIN, Director and Vice President - Secretary. Retired.

HARRY BUCHAKLIAN, Director. Retired.

RODNEY ENNS, Director. Mr. Enns teaches mathematics at Mission Oak High School in Tulare, California.

DOUGLAS EUDALY, Director. Retired.

WILLIAM FISCHER, Director. Retired.

WAYNE HARDESTY, Director. Mr. Hardesty is a licensed Enrolled Agent and currently operates Hardesty Financial Services in Ontario, California.

R. ELAINE HARRIS, Director. Retired.

DENNIS HEARNE, Director. Mr. Hearne serves as chairman of the board for his family's agriculture business, L. A. Hearne Company, located in the Salinas Valley.

GLENN HICKMAN, Director and Executive Vice President. Retired.

TERRIS HUGHES, Director. Mr. Hughes is an Internal Consultant for Aera Energy LLC, an oil industry company formed by Mobil Oil Corporation and Shell Oil Company.

GARRY NELSON, Director. Mr. Nelson is the president and general manager of Vintage Nurseries in Wasco, California, which specializes in grapevines and pomegranates.

RONALD NUNLIST, Director and Vice President - Operations. Retired.

GEORGE PAPPI, JR., Director. Mr. Pappi is employed as a fire claims representative for State Farm Insurance.

JERALD PETTIBONE, Director and President. Retired.

GARY WILLEMS, Director. Mr. Willems is a visual and performing arts coordinator, as well as the administrator for Dunlap Leadership Academy Charter School (an on-line high school), for the Kings Canyon Unified School District.

JACK WILLIAMS, Director, Vice President - Finance, and Chief Financial Officer. Mr. Williams owns and operates a CPA practice.

OTHER OFFICERS AND KEY EMPLOYEES:

JAY JAMISON, Assistant Corporate Secretary and Chief Executive Officer/General Manager.

DESCRIPTION OF BUSINESS

The Company is engaged in only one business, namely, the ownership and operation of the recreational vehicle resort with recreational vehicle storage lots and a repair and service facility. Accordingly, all of the revenues, operating profit (loss) and identifiable assets of the Company are attributable to a single industry segment. The Company engages in no foreign operations and derives no revenues or income from export sales.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Pismo Coast Village, Inc.
Pismo Beach, California

We have audited the accompanying balance sheets of Pismo Coast Village, Inc. (a California corporation) as of September 30, 2010 and 2009, and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pismo Coast Village, Inc. as of September 30, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BROWN ARMSTRONG ACCOUNTANCY CORPORATION

Bakersfield, California
November 13, 2010

PISMO COAST VILLAGE, INC.
BALANCE SHEETS
SEPTEMBER 30, 2010 AND 2009

	2010	2009
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,727,123	$ 1,672,045
Accounts receivable	24,584	21,908
Inventory	127,904	132,154
Current deferred taxes	73,300	74,100
Prepaid expenses	33,992	61,491
Total current assets	1,986,903	1,961,698
Pismo Coast Village Recreational Vehicle Resort and Related Assets - Net	13,966,429	13,816,035
Other Assets	31,451	35,844
Total Assets	$15,984,783	$15,813,577
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 161,663	$ 180,921
Accrued salaries and vacation	170,279	185,246
Rental deposits	771,211	767,488
Income taxes payable	41,800	51,000
Current portion of long-term debt	114,054	112,042
Total current liabilities	1,259,007	1,296,697
Long-Term Liabilities		
Long-term deferred taxes	506,200	491,100
N/P Donahue Trans Service	42,821	-
N/P Santa Lucia Bank	4,528,128	4,862,046
Total Liabilities	6,336,156	6,649,843
Stockholders' Equity		
Common stock - no par value, 1,800 issued 1,789 shares outstanding	5,613,194	5,616,332
Retained earnings	4,035,433	3,547,402
Total stockholders' equity	9,648,627	9,163,734
Total Liabilities and Stockholders' Equity	$15,984,783	$15,813,577

The accompanying notes are an integral part of these financial statements.

PISMO COAST VILLAGE, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED SEPTEMBER 30, 2010 AND 2009

	2010	2009
Income		
Resort operations	$4,716,278	$4,756,590
Retail operations	1,046,144	1,103,942
Total income	5,762,422	5,860,532
Costs and Expenses		
Operating expenses	3,798,676	3,726,178
Cost of goods sold	507,408	516,449
Depreciation	326,518	294,143
Total costs and expenses	4,632,602	4,536,770
Income from operations	1,129,820	1,323,762
Other Income (Expense)		
Interest/dividend income	17,787	14,898
Interest expense	(261,122)	(264,511)
Gain/(Loss) on Disposal of Assets	60,534	(1,264)
Total other income (expense)	(182,801)	(250,877)
Income Before Provision for Income Taxes	947,019	1,072,855
Income Tax Expense	433,626	480,400
Net Income	513,393	592,485
Retained Earnings - Beginning of Year	3,547,402	2,954,917
Redemption of stock	(25,362)	-
Retained Earnings - End of Year	$4,035,433	$3,547,402
Net Income Per Share	$ 286.97	$ 331.00

The accompanying notes are an integral part of these financial statements.

PISMO COAST VILLAGE, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2010 AND 2009

	2010	2009
Cash Flows From Operating Activities		
Net income	$ 513,393	$ 592,485
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	326,518	294,143
Decrease in deferred income tax	15,900	144,200
(Gain)/Loss on disposal of fixed assets	(60,534)	1.264
(Increase)/Decrease in accounts receivable	(2,676)	21,390
Decrease/(Increase) in inventory	4,250	(15,187)
Decrease/(Increase) in prepaid expenses	27,499	(42,050)
(Increase)/Decrease in prepaid income taxes	-	189,800
Decrease in other assets	4,393	4,392
(Decrease)/Increase in accounts payable and accrued liabilities	(19,258)	2,651
(Decrease)Increase in accrued salaries and vacation	(14,967)	30,205
Increase/(Decrease) in rental deposits	3,723	(16,664)
Increase/(Decrease) in income taxes payable	(9,200)	51,000
Total adjustments	275,648	665,144
Net cash provided by operating activities	789,041	1,257,629
Cash Flows From Investing Activities		
Proceeds from sale of property	189,186	-
Decrease in investment in CD	-	93,819
Capital expenditures	(605,563)	(884,275)
Net cash used in investing activities	(416,377)	(790,456)
Cash Flows From Financing Activities		
Redemption of stock	(28,500)	–
Borrowings on long-term debt	44,832	–
Principal payments of note payable	(333,918)	(48,668)
Net cash (used in) provided by financing activities	(317,586)	(48,668)
Net increase (decrease) in cash and cash equivalents	55,078	418,505
Cash and Cash Equivalents - Beginning of Year	1,672,045	1,253,540
Cash and Cash Equivalents - End of Year	$1,727,123	$1,672,045
Schedule of Payments of Interest and Taxes		
Cash paid for income tax	$ 366,926	$ 170,077
Cash paid for interest	$ 261,122	$ 264,511

The accompanying notes are an integral part of these financial statements.

PISMO COAST VILLAGE, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2010 AND 2009

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Nature of Business
Pismo Coast Village, Inc. (Company) is a recreational vehicle camping resort. Its business is seasonal in nature with the fourth quarter, the summer, being its busiest and most profitable.

B. Inventory
Inventory has been valued at the lower of cost or market on a first-in, first-out basis. Inventory is comprised primarily of goods in the general store and parts in the RV repair shop.

C. Depreciation and Amortization
Depreciation of property and equipment is computed using straight line method based on the cost of the assets, less allowance for salvage value, where appropriate. Depreciation rates are based upon the following estimated useful lives:

Building and park improvements	5 to 40 years
Furniture, fixtures, equipment and leasehold improvements	3 to 31.5 years
Transportation equipment	5 to 10 years

D. Earnings Per Share
The earnings per share are based on the 1,789 shares issued and outstanding. The financial statements report only basic earnings per share, as there are no potentially dilutive shares outstanding.

E. Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid investments including certificates of deposit with maturities of three months or less when purchased, to be cash equivalents.

F. Concentration of Credit Risk
At September 30, 2010, the Company had cash deposits in excess of the $250,000 federally insured limit with Santa Lucia Bank of $1,451,145; however, in the past the Company has used an Excess Deposit Insurance Bond which secures deposits up to $1,500,000. It has recently been stated by bank regulators that this insurance bond is not enforceable. The FDIC's Temporary Transaction Account Guarantee Program provides unlimited coverage for non-interest bearing accounts until December 31, 2013. Santa Lucia Bank is participating in the Temporary Liquidity Guarantee Program which is a requirement to obtain the non-interest bearing coverage.

G. Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

H. Revenue and Cost Recognition
The Company's revenue is recognized on the accrual basis as earned based on the date of stay. Expenditures are recorded on the accrual basis whereby expenses are recorded when incurred, rather than when paid.

I. Advertising
The Company follows the policy of charging the costs of non-direct response advertising to expense as incurred. Advertising expense was $58,138 and $60,152 for the years ended September 30, 2010 and 2009, respectively.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

J. Income Taxes
The Company uses the asset and liability method of accounting for deferred income taxes. Deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined using the tax rate in effect at that time. ASC Topic 740 requires that amounts recognized in the Balance Sheet related to uncertain tax positions be classified as a current or noncurrent liability, based upon the expected timing of the payment to a taxing authority. The Company had no material uncertain tax positions as of September 30, 2010 or 2009.

K. New Accounting Pronouncements

Standards Adopted:

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133, which changes the disclosure requirements for derivative instruments and hedging activities. Enhanced disclosures are required to provide information about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not expect the effects of this bulletin to have any affect on its financial statements. In accordance with FASB Accounting Standards Codification (ASC) effective for years ending after September 15, 2009, SFAS 161 is now FASB ASC 815.

In May 2009, the Financial Accounting Standards Board (FASB) issued authoritative guidance, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. We implemented this guidance during the first quarter of fiscal 2010 and we expanded our disclosures accordingly. See Note 11 to these financial statements.

In June 2009, the FASB approved the FASB Accounting Standards Codification (ASC), which after its effective date of July 1, 2009 is the single source of authoritative, nongovernmental U.S. Generally Accepted Accounting Principles (GAAP). The Codification reorganizes all previous U.S. GAAP pronouncements into roughly 90 accounting topics and displays all topics using a consistent structure. All existing standards that were used to create the Codification are now superseded, replacing the previous references to specific Statements of Financial Accounting Standards (SFAS) with numbers used in the Codification's structural organization. The adoption of this authoritative guidance did not have a material impact on our financial statements. We have updated our disclosures accordingly.

In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06 *"Improving Disclosures about Fair Value Measurements."* The ASU amends previously issued authoritative guidance and requires new disclosures and clarifies existing disclosures and is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. As this requires only additional disclosures, the guidance will have no impact on the Company's financial position or results of operations.

NOTE 2 - PISMO COAST VILLAGE RECREATIONAL VEHICLE RESORT AND RELATED ASSETS
At September 30, 2010 and 2009, property and equipment included the following:

	2010	2009
Land	$ 9,957,263	$10,085,915
Building and Park Improvements	10,242,392	9,344,007
Furniture, fixtures, equipment and leasehold improvements	517,485	803,373
Transportation equipment	477,278	422,938
Construction in Progress	68,277	144,057
	21,262,695	20,800,290
Less accumulated depreciation	(7,296,266)	(6,984,255)
	$13,966,429	$13,816,035

NOTE 3 - LINE OF CREDIT
The Company has a revolving line of credit for $500,000 with Santa Lucia Bank, expiring March 2011. The interest rate is variable at one percent over West Coast Prime with an initial rate of 6.00 percent at September 30, 2010. The purpose of the line of credit is to augment operating cash needs in off-season months. There were no outstanding amounts as of September 30, 2010 or 2009.

NOTE 4 - NOTE PAYABLE
The Company secured permanent financing on the purchase of storage lot land in Arroyo Grande with Santa Lucia Bank. The loan was refinanced on April 6, 2006 and consolidated with a note for the purchase of another storage lot in Oceano, California. The total loan currently outstanding is $1,752,389, and was financed over a period of ten years at a variable interest rate currently at 5.00%. The lot in Oceano was formerly leased for $4,800 per month and was purchased for $925,000. The payments are currently $12,760 per month interest and principal. The Company also secured permanent financing on the purchase of another storage lot in Arroyo Grande, California with Santa Lucia Bank. The loan originated on May 8, 2008. The total loan currently outstanding is $2,884,062 and financed over a period of ten years at a variable interest rate currently at 5.5%. The payments are currently $16,566 per month interest and principal. The Company secured a vehicle lease with Donahue Transportation Services Corp on a 2008 Tow Truck. The loan originated on December 9, 2009. The total loan currently outstanding is $48,551 and financed over a period of even years at an interest rate of 8.39%. The payments are currently $799 per month interest and principal.

NOTE 4 - NOTE PAYABLE (Continued)
Principal payments of the note payable are as follows:

Year Ending September 30,	
2011	$ 114,054
2012	119,397
2013	126,635
2014	133,606
2015	140,969
Thereafter	4,050,342
	$4,685,003

NOTE 5 - FAIR VALUE MEASUREMENTS
The authoritative guidance for fair value measurements establishes a three-tier fair value hierarchy, which prioritizes the inputs used to measure fair value. These tiers include: Level 1, defined as unadjusted quoted prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for use when little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company's financial instruments consist primarily of cash and cash equivalents, marketable securities, trade receivables, and accounts payable. The fair values of cash and cash equivalents, trade receivables, and accounts payable approximate their carrying values due to the short-term nature of these instruments.

Fair values of assets and liabilities measured on a recurring basis at September 30, 2010 and 2009 are as follows:

		Fair Value Measurements at Reporting Date Using:		
September 30, 2010	Fair Value	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Notes Payable	$4,685,003	$ -	$4,685,003	$ -
Total Liabilities	$4,685,003	$ -	$4,685,003	$ -
September 30, 2009				
Notes Payable	$4,974,088	$ -	$4,974,088	$ -
Total Liabilities	$4,974,088	$ -	$4,974,088	$ -

NOTE 6 - COMMON STOCK

Each share of stock is intended to provide the shareholder with a maximum free use of the park for 45 days per year. If the Company is unable to generate sufficient funds from the public, the Company may be required to charge shareholders for services.

A shareholder is entitled to a pro rata share of any dividends as well as a pro rata share of the assets of the Company in the event of its liquidation or sale. The shares are personal property and do not constitute an interest in real property. The ownership of a share does not entitle the owner to any interest in any particular site or camping period.

The Company redeemed one share of Common stock from a single shareholder in the current year for $28,500. At this time the stock has not been retired.

NOTE 7 - INCOME TAXES

The provision for income taxes is as follows:

	2010	2009
Current:		
Federal	$327,500	$261,000
State	90,200	105,200
	417,700	366,200
Deferred:		
Federal	9,900	111,700
State	6,000	2,500
	$433,600	$480,400

The deferred tax assets (liabilities) are comprised of the following:

	2010		2009	
	Current	Long-Term	Current	Long-Term
Deferred tax assets:				
Federal	$ 68,200	-	$ 69,300	-
State	5,100	-	4,800	-
Deferred tax liabilities				
Federal	-	(450,600)	-	(441,800)
State	-	(55,600)	-	(49,300)
	$ 73,300	$ (506,200)	$ 74,100	$ (491,100)

NOTE 7 - INCOME TAXES(Continued)

The deferred tax assets (liabilities) consist of the following temporary differences:

	2010	2009
Depreciation	$ (506,200)	$ (491,100)
Total gross deferred tax liabilities	(506,200)	(491,100)
Vacation accrual	24,600	23,200
Federal benefit of state taxes	48,700	50,900
Total gross deferred tax assets	73,300	74,100
	$ (432,900)	$ (417,000)

The effective income tax rate varies from the statutory federal income tax rate as follows:

	2010	2009
Statutory federal income tax rate	34.0%	34.0%
Increase (decrease):		
State income taxes, net of federal benefit	5.8	6.6
Nondeductible variable costs of shareholder usage	6.0	4.6
Other miscellaneous adjustments	(0.0)	(0.4)
Effective Income Tax Rate	45.8%	44.8%

The Company uses the asset-liability method of computing deferred taxes in accordance with FASB Accounting Standards Codification (ASC) Topic 740 (previously Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes"). The difference between the effective tax rate and the statutory tax rates is due primarily to the effects of the graduated tax rates, state taxes net of the federal tax benefit and nondeductible variable costs of shareholder usage.

ASC Topic 740 requires, among other things, the recognition and measurement of tax positions based on a "more likely than not" (likelihood greater than 50%) approach. As of September 30, 2010, the Company did not maintain any tax positions that did not meet the "more likely than not" threshold and, accordingly, all tax positions have been fully recorded in the provision for income taxes. It is the policy of the Company to consistently classify interest and penalties associated with income tax expense separately from the provision for income taxes. No interest or penalties associated with income taxes have been included in this calculation, or separately in the Statement of Operations and Retained Earnings, and no significant increases or decreases are expected within the following twelve-month period. Although the Company does not maintain any uncertain tax positions, tax returns generally remain subject to examination by the Internal Revenue Service for fiscal years ending on or after September 30, 2007 and by the California Franchise Tax Board for fiscal years ending on or after September 30, 2006.

NOTE 8 -OPERATING LEASES

The Company leases two pieces of property to use as storage lots. One is leased under a seven-year agreement beginning March 1, 2007 for $4,802 based on the Consumer Price Index.

The second lot is located in Oceano, California and is leased at $2,933 per month. The lease has converted to a month-to-month lease; however, the lessor is considering a long-term renewal at this time.

The Company has a five-year lease obligation for a copier. Rental expense under this operating lease is $432 per month.

Future minimum lease payments under the second property lease and the obligation to lease equipment are as follows:

Year Ended September 30,	
2011	$ 62,808
2012	61,512
2013	57,624
2014	24,010
2015	-
Thereafter	-
	$205,954

Rent expense under these agreements was $94,558 and $94,511 for the years ended September 30, 2010 and 2009, respectively.

NOTE 9 - EMPLOYEE RETIREMENT PLANS

The Company is the sponsor of a 401(k) profit sharing pension plan, which covers substantially all full-time employees. Employer contributions are discretionary and are determined on an annual basis. The contribution to the pension plan, for the years ended September 30, 2010 and 2009, is $54,215 and $48,021, respectively.

NOTE 10 - OPERATING EXPENSES

Operating expenses for the years ended September 30, 2010 and 2009 consisted of the following:

	2010	2009
Administrative salaries	$ 383,702	$ 401,003
Advertising and promotion	58,138	60,152
Auto and truck expense	116,801	109,954
Bad debts	-	19,091
Contract services	69,703	67,654
Corporation expense	52,212	57,919
Custodial supplies	27,762	25,595
Direct labor	1,323,326	1,355,347
Employee travel and training	17,019	20,873
Equipment lease	5,227	5,962
Insurance	380,310	282,360
Miscellaneous	31,259	33,752
Office supplies and expense	46,574	52,878
Payroll tax expense	145,072	142,359
Payroll service	9,670	8,506
Pension plan match	54,215	48,021
Professional services	98,625	91,299
Property taxes	171,587	124,132
Recreational supplies	3,887	4,761
Rent - storage lots	94,558	94,511
Repairs and maintenance	123,407	170,490
Retail operating supplies	5,938	9,416
Security	4,043	3,924
Service charges	111,533	104,153
Taxes and licenses	8,211	7,318
Telephone	31,688	30,543
Uniforms	24,943	21,135
Utilities	399.266	373,070
Total operating expenses	$3,798,676	$3,726,178

NOTE 11 - SUBSEQUENT EVENTS

The Company evaluates subsequent events through the date the financial statements are issued, which for the year ended September 30, 2010 is November 13, 2010. No material subsequent events were identified during this period.

INDEPENDENT AUDITOR'S REPORT
ON ADDITIONAL INFORMATION

To the Board of Directors and
Stockholders of Pismo Coast Village, Inc.
Pismo Beach, California

Our report on our audits of the basic financial statements of Pismo Coast Village, Inc. as of September 30, 2010 and 2009 appears on page 3. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The statements of income (unaudited) for the three months ended September 30, 2010 and 2009 are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audits of the basic financial statements, and accordingly, we express no opinion on it.

BROWN ARMSTRONG ACCOUNTANCY CORPORATION

Bakersfield, California
November 13, 2010

PISMO COAST VILLAGE, INC.
STATEMENTS OF INCOME (UNAUDITED)
THREE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

	2010	2009
Income		
Resort operations	$ 1,562,213	$ 1,537,356
Retail operations	342,711	358,994
Total income	1,904,924	1,896,350
Costs and Expenses		
Operating expenses	1,081,314	1,113,445
Cost of goods sold	153,394	172,517
Depreciation	84,124	74,315
Total costs and expenses	1,318,832	1,360,277
Income from operations	586,092	536,073
Interest income	3,734	4,926
Interest expense	(63,019)	(66,466)
Gain/(Loss) on sale of fixed assets	2,500	(1,264)
Total other income (expense)	(56,785)	(62,804)
Income Before Provision For Income Taxes	529,307	473,269
Provision for Tax Expense	245,626	245,200
Net Income	$ 283,681	$ 228,069
Earnings Per Share	$ 158.57	$ 127.41